

September 10, 2010

Mr. B. Francis Saul II
Chief Executive Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

> **Re: Saul Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A filed April 6, 2010**
> **File No. 1-12254**

Dear Mr. Saul:

We have reviewed your filing and have the following comment. Please be advised that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 6, 2010

Compensation Discussion and Analysis, page 13

Base Salary and Bonus Awards, page 13

1. We note your response to comment 3 of our prior letter dated July 26, 2010 that the compensation committee made a subjective evaluation of the overall performance of the executives and no determination was made of the actual performance of each officer under any individual factor. Please revise your disclosure to clarify that the compensation committee uses its discretion to make a subjective evaluation of the overall performance of your named executive officers and confirm that you will include the information provided in your response in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

B. Francis Saul II
Saul Centers, Inc.
September 10, 2010
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

Daniel Gordon
Accounting Branch Chief